NEWS RELEASE

December 1, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

GOLDGROUP ANNOUNCES FIRST CABALLO BLANCO DRILL RESULTS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report to its shareholders today the results contained in a news release of Goldgroup Mining Inc. (TSX:GGA; “Goldgroup”; see Goldgroup news release of December 1, 2010). These results are from the first two reverse circulation (“RC”) drill holes, #10CBRC48 (“48”) and #10CBRC49 (“49”) drilled at the La Paila zone of the Caballo Blanco project and include an interval of 62 meters averaging 0.75 g/t gold (see table below). Goldgroup has an option to acquire a 70% interest in the Caballo Blanco project from Almaden which would be exercised with Goldgroup’s current proposed 30,000 meter drill program. Almaden would then retain a 30% carried interest in the project, until a bankable feasibility study has been completed by Goldgroup.

J.D. Poliquin, chairman of Almaden, commented, “We are very pleased to receive these first results from Goldgroup’s on-going drill program at Caballo Blanco. It has been well over a year since there has been drilling at Caballo Blanco, despite a new discovery having been made. The Caballo Blanco and nearby El Cobre projects are both underexplored and highly prospective projects in our portfolio. We are excited with Goldgroup’s plans for Caballo Blanco and look forward to reporting them.”

Goldgroup reports that Hole #48 was drilled to confirm the grade from the 32 diamond drill holes drilled in the La Paila zone prior to Goldgroup assuming operating control of Caballo Blanco and to obtain large samples for column leach testing. Goldgroup reported that the results from hole #48 showed a high degree of correlation to the previous drilling which is used in the current block model resource outlined in the NI 43-101 compliant technical report dated March 22, 2010. Hole #48 was terminated in mineralization above the cut-off grade (0.2g/t) at a depth of 217 meters due to poor drilling conditions in very broken rock. Goldgroup reported that Hole #49 was drilled 50 metres east of known mineralization and that the extent of mineralization in hole 49 may indicate that the mineralized zone appears to be wider than previously modelled in the La Paila zone.

Goldgroup reported that its current 30,000 metre multi-drill program, is using two diamond drills and one reverse circulation drill and is designed, in part, to expand and upgrade the current estimated mineral resource at the La Paila anomaly (contained in the technical report dated March 22, 2010) but also to test other highly prospective areas for mineralization, including other targets at the Northern Zone, Red Valley and Highway zones. Goldgroup also reports that additional drill results from this drill program will be forthcoming in the following weeks. Almaden has not reviewed the new data reported today which was taken from the December 1, 2010 news release of Goldgroup. Goldgroup reports that its Caballo Blanco drill program is being conducted under the direct supervision of Kevin Sullivan, B.Sc., MAusIMM, Goldgroup’s Vice President, Exploration and a qualified person, as defined by NI 43-101. Goldgroup disclosed that Mr. Sullivan reviewed the technical information contained in their news release of December 1, 2010, the data from which is reported in this release of Almaden. Goldgroup used a cut-off grade of 0.2 g/t gold to calculate intersected lengths. Goldgroup also reports that mineral samples from all holes drilled will be used for column leach testing in their newly completed on-site metallurgical facility to re-confirm the prior preliminary work that the mineralized samples can be directly heap leached using run-of-mine rock. Goldgroup reports that drill chips were split on-site and a representative sample bagged and labelled them. The samples were then collected by Inspectorate America Corp. (“Inspectorate”) and transported to their preparation facility at Durango, Mexico where they were dried and crushed to -150 mesh. The rejects remained with Inspectorate while the pulps were air couriered to Inspectorate’s Richmond, BC, Canada facility and analysed for gold by fire assay with Atomic Absorption (“AA”) finish. In addition, a 30 element Inductively Coupled Plasma (“ICP”) analysis (aqua regia digest) was conducted on all samples. Goldgroup reports that a QA/QC program was implemented as part of the sampling procedure for the drill program and that one standard, one blank or one duplicate was inserted per group of 20 samples sent the laboratory. The current 43-101 compliant resource estimate for the La Paila zone comprises 139,000 indicated ounces of gold (6.7 million tonnes grading 0.65 g/t Au) and 517,000 inferred ounces of gold (27.6 million tonnes grading 0.58 g/t Au). This resource estimate was compiled as part of a 43-101 technical report filed by Goldgroup on March 22, 2010.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.